News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 14, 2024

Seabridge Develops New Gold Deposition Model for 3 Aces Project

The challenge of finding continuity appears to be resolved

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) today announced that 2023 drill results at our wholly owned 3 Aces project in Canada's Yukon have successfully confirmed the key parameters controlling gold deposition on the property and provided a clear set of directions for follow-up evaluation and resource delineation. Last year's program completed 7,759 meters of core and reverse circulation drilling within the Central Core Area of the 3 Aces project.

An updated 3-dimensional model has now been built that brings together results from our drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the Central Core Area (CCA). Our 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture. At contacts between thick phyllite sequences and coarse interbedded sandstone and conglomerate, second generation folding (F2) has produced discrete dilation zones on F2 synforms and antiforms where continuous gold mineralization and locally high-grade intervals are found.

Commenting on this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted "previous operators encountered challenges connecting and extending target zones in the CCA.  Our team's comprehensive and detailed work has recognized controls that appear to have resolved this continuity issue. This year's breakthrough now gives us the tools to identify additional promissing targets and expand known gold zones at 3 Aces.  We now see a path for bringing the property's extensive gold mineralization into resource configurations."

Drill testing in 2023 was completed around the historical Spades, Hearts, and Clubs zones.  Detailed surface and drill hole observations have provided better control on the stratigraphy and location of the F2 structures.  Gold concentrations are found consistently in the F2 structures.  Where these fold structures encounter the significant competency differences between phyllite and sandstone, open spaces are created through dilation of the rock mass, providing a trap for the deposition of gold-bearing massive quartz veins or quartz-arsenopyrite breccia.  These fold features are also recognized outside of the preferred stratigraphic contact, but generally contain narrower intervals at lower gold grades.  Following these marginal grade fold features toward stratigraphic contacts is expected to lead to new discoveries.

While the stratigraphic contact and F2 structures remain the principal control on gold concentrations, we continue to evaluate other potential traps in the system.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Select drill results from the 2023 program include:

Hole ID	Depth (m)		From (meters)	To (meters)	Interval (meters)	Gold Grade (g/t)	Target Zone
3A23-359	585.9		81.4	84.5	3.1	1.93	Hearts NE
		including	433.7	440.5	6.8	1.70
			436.7	439.4	2.7	3.90
		including	464.9	477.5	12.6	1.70
			464.9	467.0	2.1	5.90
3A23-360	498.0	including including	376.0	391.5	15.5	0.59
			380.0	387.0	7.0	0.69
			384.9	397.0	2.1	2.00
3A23-361	531.0		6.0	6.7	0.7	4.60	Hearts W
		including	499.3	517.2	18.0	1.00
			505.7	510.5	4.8	1.50
3A-362	179.8	including	42.7	53.3	10.6	2.69	Spades SE
			45.7	48.8	3.1	7.91
			94.5	99.1	4.6	0.72
3A23-363	184.4		9.1	10.7	1.6	3.60	Spades SE
			13.7	15.2	1.5	2.94
			164.6	172.2	7.6	0.47
3A23-364	173.7		92.7	98.8	6.1	1.30	Spades SE
3A23-365	166.1		68.6	73.2	4.6	0.44	Spades SE
			86.9	94.5	7.6	0.40
3A23-366	312.4	including	207.3	288.0	80.7	0.22	Spades SE
			207.3	210.3	3.0	1.85
3A23-369	195.1		27.4	29.0	1.6	1.85	Spades Plunge
3A23-373	297.2	including	262.1	294.1	32.0	1.10	Hearts
			262.1	271.3	9.2	2.54
3A23-376	260.6		251.5	260.6	9.1	0.29	Hearts SE
3A23-377	230.0	including	123.3	130.5	7.2	7.59
			123.3	124.3	1.0	46.40
			137.5	143.5	6.0	0.55
3A23-378	266.7		147.8	153.9	6.1	0.35	Hearts W
			166.1	176.8	10.7	0.41
3A23-380	603.0		332.0	334.0	2.0	2.83	Hearts NE
		including including	527.0	540.0	13.0	0.87
			527.0	534.0	7.0	1.23
			528.0	530.1	2.1	2.43
3A23-381	288.3	including	19.8	35.1	15.3	1.83	Clubs
			21.3	25.9	4.6	5.42
		including including	138.7	249.9	111.2	0.81
			146.3	187.5	41.2	1.52
			172.2	187.5	15.3	2.10
3A23-383	294.1		176.8	182.9	6.1	0.90	Hearts W
		including including	239.3	283.5	44.2	1.00
			253.0	257.6	4.6	4.80
			271.3	272.8	1.5	2.70
3A23-384	477.0	including	159.0	163.1	4.1	2.10	Spades SE
			160.0	162.0	2.0	3.10

Results reported herein are estimated to be 80% or better of true widths for the targeted feature, having been constrained by the stratigraphic section defined on the property.

Rigorous quality control/quality assurance protocols were used in this drilling program, consisting of blind blank, duplicate and certified reference standards inserted in the sample submissions.  Assays were preformed by Bureau Veritas laboratory in Vancouver BC with all intervals being analysed by 50g lead collection fire assay fusion and 35 element ICP-EM.  Select intervals are reanalyzed using 500g samples screened through 150 mesh screens producing fire assays for the coarse fraction and fine fraction with gold reported for both fractions and the total of the sample.

Exploration activities on the 3 Aces project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.  Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or forward-looking information. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this news release. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the likelihood of continuous mineralization between previously isolated historical deposits in the Central Core Area; (ii) the recognized controls that appear to have resolved the continuity issue at 3 Aces and offer a path for bringing the property's extensive gold mineralization into resource configurations; (iii) the multiple F2 synforms and antiforms serving as a trap for the deposition of gold-bearing massive quartz veins or quartz-arsenopyrite breccia; (iv) the process of following the marginal grade fold features toward stratigraphic contacts is expected to lead to new discoveries; and (v) the reported results being 80% or better of true widths for the targeted feature, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com